Exhibit 99.1

For immediate release

RR Media Reports Revenues of
$35.6 Million for the First Quarter 2016
- - -
1Q 2016 revenues increased 17% year-over-year
- - -
GAAP EPS for 1Q 2016 of $0.07 per diluted share,
compared to $0.05 per diluted share for 1Q 2015
- - -
Pending merger with SES Platform Services expected to be completed in mid-2016

Airport City Business Park, Israel (May 18, 2016) - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast and media industries, today announced financial results for the first quarter ended March 31, 2016.

On February 26, 2016, RR Media announced that it has agreed to be acquired by SES (NYSE Euronext Paris and Luxembourg Stock Exchange: SESG) and will merge its activities with SES Platform Services (“SES PS”) to form a new world-leading provider of media solutions.

SES will acquire a 100% ownership of RR Media, paying $13.291 per share, or a 52% premium to the closing price of the Company’s shares on February 25, 2016. This corresponds to an Enterprise Value of $242 million. The acquisition was overwhelmingly approved on April 12, 2016 at a special meeting of RR Media shareholders, and was previously approved by SES S.A. and RR Media’s Boards of Directors. The acquisition is still subject to, among others, regulatory approvals, which are expected to be completed in the second or third quarter of 2016.

Once and assuming the transaction is completed, RR Media and SES PS will join forces to create a new, stand-alone world-leading media services provider. The new organisation will offer full continuity and enhanced service to SES PS and RR Media’s existing customers.

First Quarter 2016 Highlights
•	Agreed to be acquired by SES (NYSE Euronext Paris and Luxembourg Stock Exchange: SESG) and merge its activities with SES Platform Services (“SES PS”)
•	Renewed and upgraded contract with Fashion One television network, the premier international fashion, entertainment and lifestyle broadcaster

•	Selected for Eutelsat’s African satellite broadband initiative
•	Appointed Mr. Ayal Shiran to Chairman of the Board of Directors
•	Expanded European operations with appointment of David Treadway as the joint Managing Director for Europe
•	As per the agreement with SES regarding its pending acquisition of RR Media:
o	RR Media did not pay a dividend for the quarter ended March 31, 2016, and
o	RR Media did not acquire any of its ordinary shares during the first quarter of 2016 through the previously-announced share repurchase program.

(In Thousands)	Q1 2016			Q1 2015
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$32,627	$2,999	$35,626	$27,567	$2,963	$30,530
Gross profit	$6,738	$359	$7,097	$6,876	$315	$7,191
Gross margin	20.7%	12.0%	20.0%	24.9%	10.6%	23.6%

First Quarter Financial Results

Revenues for the first quarter of 2016 were $35.6 million, an increase of 16.7% compared with $30.5 million in the first quarter of 2015. Revenues for the first quarter of 2016 benefited from the ESS and Satlink Communications acquisitions.

The Company reported $32.6 million of Content Management and Distribution Services revenue, excluding non-core revenue from MSS, an increase of 18.1% from $27.6 million in the first quarter last year. The Company reported $3.0 million of Mobile Satellite Services (“MSS”) revenue, which was relatively flat compared with the prior year period.

Gross profit for the first quarter of 2016 was $7.1 million compared to $7.2 million for the first quarter of 2015.  Gross margin for the fourth quarter of 2015 was 20%, compared with 23.6% in the first quarter of 2015. Gross margin for Content Management and Distribution Services decreased to 20.7%, compared with 24.9% in the same period last year, as a result of the contributions of Satlink and ESS, which historically have lower gross margins.

Net income attributable to shareholders for the first quarter of 2016 was $1.2 million, or $0.07 per fully diluted share, compared to $0.9 million, or $0.05 per fully diluted share, for the same period of 2015, an increase of 33.3%.

Adjusted EBITDA for the first quarter of 2016 was $4.2 million compared to $3.6 million in the first quarter of 2015. Adjusted EBITDA for the first quarter of 2016 and 2015 excludes non-cash equity-based compensation charge, amortization of acquired intangible assets, , acquisition related expenses and amortization of acquisition related prepaid compensation expenses, and include the impact of fluctuations in foreign currency exchange rates.

Cash, cash equivalents and marketable securities as of March 31, 2016 was $15.2 million, compared with $18.8 million as of December 31, 2015. This reduction in cash was mainly due to payment of dividend, repayment of bank loans, investment in fix and intangible assets and reduction in revenues in the quarter.

Backlog to be delivered in the next 12 months increased to $100 million, up from $76 million in the first quarter of 2015 and flat from $101 Million at the end of the fourth quarter of 2015. Total backlog is at $231 million.

Conference Call
In light of the pending merger with SES PS, RR Media will not host a conference call to discuss its first quarter 2016 results.

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to transform content into valuable media assets. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the Internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 1,000 broadcasters, content owners, sports leagues and right holders. Every day, the company manages and delivers over 24,000 hours of broadcast content, over 4,000 hours of online video and VOD content and over 350 hours of premium sports and live events. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed merger with SES and the timing thereof, the satisfaction or waiver of any conditions to the proposed merger, anticipated benefits, growth opportunities and other events relating to the proposed merger, and RR Media’s plans, objectives and expectations for future operations, including its projected results of operations. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) RR Media  may not be able to satisfy all of the conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) RR Media’s business may suffer as a result of uncertainty surrounding the proposed merger and diversion of management attention on transaction-related matters; (4) the outcome of any legal proceedings related to the proposed merger; (5) RR Media may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) difficulties in  recognizing benefits of the proposed merger; (8) the proposed merger may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the merger on relationships with customers, distributors and suppliers; (10) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; and (11) the potential requirement for RR Media to pay a termination fee in connection with its failure to consummate the merger. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2015 and our Reports of Foreign Private Issuer on Form 6-K.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
KCSA Strategic Communications
Garth Russell / Elizabeth Barker
Tel: 212-896-1250 / 212-896-1203
Email: rrmedia@kcsa.com

RR Media Ltd

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2016	2015	2015
	(unaudited)	(unaudited)	(audited)
Revenues
Content Mgmt. & distribution services	32,627	27,567	128,093
Mobile satellite services	2,999	2,963	12,252
Total revenues	$35,626	$30,530	$140,345

Cost of revenues
Content Mgmt. & distribution services	26,069	20,691	97,462
Mobile satellite services	2,460	2,648	10,719
Total cost of revenues	$28,529	$23,339	$108,181

Gross profit	7,097	$7,191	$32,164

Operating expenses

Sales and marketing	3,433	3,629	15,032
General and administrative	2,247	2,252	9,575
Other income	(186)	-	(1,749)

Total operating expenses	$5,494	$5,881	$22,858

Operating income	1,603	$1,310	$9,306

Financial expenses, net and other	(63)	(109)	(1,137)

Income before taxes on Income	$1,540	$1,201	$8,169

Income taxes	295	289	383

Net income	1,245	$912	7,786

Net loss (Profit) attributable to non- controlling interest	(5)	14	22
Net income attributable to shareholders	$1,240	$926	$7,808

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.07	$0.05	$0.45

Diluted earnings per share	$0.07	$0.05	$0.44

Weighted average number of shares used to compute

Basic earnings per share	17,454,166	17,392,072	17,401,264

Diluted earnings per share	18,152,823	17,657,516	17,711,095

RR Media Ltd

Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended		Year ended
	March 31 2016	March 31 2015	December 31 2015
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Net Income to Non-GAAP Net Income:

GAAP Net income attributable to shareholders	1,240	$926	$7,808
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	121	175	686
Amortization of acquired intangible assets	284	148	906
Acquisition related expenses	-	-	1,801
Amortization of acquisition related prepaid
compensation expenses	-	42	146
Capital Loss	-	-	35
Contingent consideration in respect of acquisition	(186)	-	(3,550)
Income tax effect of non-GAAP adjustments	(45)	(58)	(121)

Non-GAAP net income attributable to shareholders	$1,414	$1,233	$7,711

	Three months ended		Year ended
	March 31 2016	March 31 2015	December 31 2015
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income to Non-GAAP operating income:

Operating income	$1,603	$1,310	$9,306
Adjustments to reconcile GAAP operating
income to Non-GAAP operating income:
Non-cash equity-based compensation charge	121	175	686
Amortization of acquired intangible assets	284	148	906
Acquisition related expenses	-	-	1,801
Contingent consideration in respect of acquisition	(186)	-	(3,550)
Amortization of acquisition related prepaid
compensation expenses	-	42	146

Non-GAAP Operating income	$1,822	$1,675	$9,295

RR Media Ltd

Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended		Year ended
	March 31 2016	March 31 2015	December 31 2015
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income to EBITDA:

Operating income	$1,603	$1,310	$9,306
Adjustments to reconcile GAAP Operating
Income to EBITDA:
Non-cash equity-based compensation charge	121	175	686
Depreciation and amortization	2,703	2,109	10,143
Cost of sales related changes in fair value of
currency conversion derivatives	-	-	-
Acquisition related expenses	-	-	1,801
Amortization of acquisition related prepaid compensation expenses	-	42	146

EBITDA	$4,427	$3,636	$22,082

	Three months ended		Year ended
	March 31 2016	March 31 2015	December 31 2015
	(unaudited)	(unaudited)	(unaudited)
Reconciliation of Non-GAAP Operating Income to adjusted EBITDA:

Non-GAAP Operating income	$1,822	$1,675	$9,295
Adjustments to reconcile Non-GAAP operating
income to Adjusted EBITDA:
Depreciation and amortization	2,419	1,961	9,237

Adjusted EBITDA	$4,241	$3,636	$18,532

RR Media Ltd

Interim Condensed Consolidated Statements of Income (Non-GAAP results)

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2016	2015	2015
	(unaudited)	(unaudited)	(audited)
Revenues
Content Mgmt. & distribution services	32,627	27,567	128,093
Mobile satellite services	2,999	2,963	12,252
Total revenues	$35,626	$30,530	$140,345

Cost of revenues
Content Mgmt. & distribution services	26,055	20,677	97,400
Mobile satellite services	2,460	2,648	10,719
Cost of revenues	$28,515	$23,324	$108,119

Gross profit	$7,111	$7,206	$32,226

Operating expenses

Sales and marketing	3,126	3,405	13,861
General and administrative	2,163	2,126	9,070

Total operating expenses	$5,289	$5,531	$22,931

Operating income	$1,822	$1,675	$9,295

Financial expenses, net	63	109	1,102

Income before taxes on
income	$1,759	$1,566	$8,193

Income taxes	340	347	504

Net income	$1,419	$1,219	$7,689

Net loss (Profit) attributable to non- controlling interest	(5)	14	22
Net income attributable to shareholders	1,414	1,233	7,711

Earnings per ordinary share attributable to shareholders

Basic earnings per share	0.08	0.07	$0.44

Diluted earnings per share	0.08	0.07	$0.43
Weighted average number of shares used to compute

Basic earnings per share	17,454,166	17,392,072	17,401,264

Diluted earnings per share	18,152,823	17,657,516	17,711,095

RR Media Ltd

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	March 31	March 31	December 31
	2016	2015	2015
	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	15,176	10,517	18,762
Marketable securities and short term investments	-	9,015	-
Accounts receivable (net of provision for doubtful accounts of $4,583,$5,173 and $4,361 as of March 31, 2016, 2015 and December 31, 2015, respectively)	29,994	24,689	29,795
Other receivable	4,295	2,365	3,999
Deferred taxes	1,861	2,006	1,888
Prepaid expenses	4,193	2,730	3,831

Total current assets	55,519	51,322	58,275

Long-term prepaid expenses	2,545	2,489	2,535
Long-term land lease prepaid expenses	7,288	7,358	7,299
Assets held for employee severance payments	1,929	1,671	1,962
Fixed assets, net	53,341	46,442	54,122
Goodwill	30,897	10,953	30,044
Intangible assets, net	9,491	5,143	9,616

Total long term assets	105,491	74,056	105,578

Total assets	161,010	125,378	163,853

RR Media Ltd

Interim Condensed Consolidated Balance Sheets (cont’d)

	March 31	March 31	December 31
	2016	2015	2015
	(unaudited)	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$29,896	$15,938	$30,584
Other	6,670	5,066	6,819
Current maturities of long term loan and short term credit	3,009	-	3,009
Deferred income	10,856	6,463	11,483

Total current liabilities	50,431	27,467	51,895

Long-term liabilities
Deferred income	7,637	7,846	8,151
Long term loans	9,750	-	10,500
Liabilities in respect of employee severance payments and others	3,235	2,291	3,419
Contingent consideration in respect of acquisition	290	3,550	422
Deferred taxes	4,374	3,769	4,398

Total long-term liabilities	25,286	17,456	26,890

Total liabilities	75,717	44,923	78,785

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of March 31, 2016, December 31, 2015 and March 31, 2015. 17,594,188 shares issued and fully paid as of and March 31, 2016, 17,401,131 issued and fully paid as of December 31, 2015 and 17,392,072 shares issued and fully paid as of March 31, 2015)	41	40	41
Additional paid in capital	56,151	54,747	56,030
Retained earnings	30,351	27,109	30,338
Treasury stock	(146)	(146)	(146)
Accumulated other comprehensive income (loss)	(992)	(1,186)	(1,078)

Total shareholders’ equity	85,405	80,564	85,185

Non – controlling interest	(112)	(109)	(117)

Total equity	85,293	80,455	85,068

Total liabilities and equity	$161,010	$125,378	$163,853

RR Media Ltd

Interim Condensed Consolidated Statements of Cash Flow

In thousands

	Three months ended		Year ended
	March 31 2016	March 31 2015	December 31 2015
	(unaudited)	(unaudited)	(audited)
Net income	$1,245	$912	$7,786

Adjustments required to reconcile net income to net cash provided by operating activities	2,602	3,404	9,456

Changes in assets and liabilities	(3,507)	(2,289)	2,449

Net cash provided by operating activities	340	2,027	19,691

Cash flows from investing activities
Purchase of fixed assets and intangible assets	(2,215)	(2,909)	(9,831)
Acquisitions of subsidiaries, net of cash acquired	-	-	(20,726)
Other investing activities	-	62	9,100
Net cash used in investing activities	(2,215)	(2,847)	(21,457)

Cash flows from financing activities
Dividend paid	(1,227)	(1,217)	(4,870)
Proceeds for long term loan		-	15,000
Loan payment	(750)	-	(1,500)
Bank net credit		-	(595)
Net cash provided by (used in)financing activities	(1,977)	(1,217)	8,035

Translation adjustment on cash and cash equivalents	266	(447)	(508)

Increase (decrease) in cash and cash Equivalents	(3,586)	(2,484)	5,761

Balance of cash and cash equivalents at beginning of period	18,762	13,001	13,001

Balance of cash and cash equivalents at end of period	$15,176	$10,517	$18,762